SHAREHOLDER SERVICING AGREEMENT
SCHEDULE A

The following list comprises each of the series of KINETICS MUTUAL FUNDS, INC. covered by the foregoing Agreement:

1.	The Internet Fund
2.	The Global Fund
3.	The Paradigm Fund
4.	The Medical Fund
5.	The Small Cap Opportunities Fund
6.	The Market Opportunities Fund
7.	The Alternative Income Fund
8.	The Multi-Disciplinary Income Fund
9.	The Spin-off and Corporate Restructuring Fund

This Schedule A was updated with Board Approval on: [     ], 2017.